Exhibit  -  Item 18.

CanAlaska Uranium Ltd.

Consolidated Financial Statements
April 30, 2012 and 2011

(Expressed in Canadian dollars, except where indicated)

Deloitte & Touche LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada Tel: 604-669-4466 Fax: 778-374-0496 www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of CanAlaska Uranium Ltd.

We have audited the accompanying consolidated financial statements of CanAlaska Uranium Ltd. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at April 30, 2012, April 30, 2011, and May 1, 2010, and the consolidated statements of net loss and comprehensive loss, changes in equity, and cash flows for the years ended April 30, 2012 and April 30, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

1

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of CanAlaska Uranium Ltd. and subsidiaries as at April 30, 2012, April 30, 2011, and May 1, 2010, and financial performance and their cash flows for the years ended April 30, 2012 and April 30, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements which indicates that the Company has a deficit of $78.5 million at April 30, 2012 and incurred a net loss of $6.9 million during the year ended April 30, 2012. These matters indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern.

Independent Registered Chartered Accountants July 27, 2012 Vancouver, Canada

2

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements which indicates that the Company has a deficit of $78.5 million at April 30, 2012 and incurred a net loss of $6.9 million during the year ended April 30, 2012. These matters indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern.

(To be signed Deloitte & Touche LLP)

Independent Registered Chartered Accountants
July 27, 2012
Vancouver, Canada

CanAlaska Uranium Ltd. Consolidated Statements of Financial Position As at April 30, 2012 and 2011 and May 1, 2010 (Expressed in Canadian dollars except where indicated)

	Notes	April 30 2012 $000’s	April 30 2011 $000’s	May 1 2010 $000’s
Assets			(note 17)	(note 17)
Current assets
Cash and cash equivalents	5	4,394	9,642	7,886
Trade and other receivables		243	422	1,148
Available-for-sale securities	6	223	559	261
Total current assets		4,860	10,623	9,295

Non-current assets
Reclamation bonds		345	343	391
Property and equipment	7	504	616	743
Mineral property interests	8	1,356	1,797	1,703
Total assets		7,065	13,379	12,132

Liabilities
Current liabilities
Trade and other payables		1,792	2,461	1,626

Equity
Common shares	9	73,210	72,108	67,655
Equity reserve	9	10,506	10,170	10,134
Investment revaluation reserve		53	267	10
Deficit		(78,496)	(71,627)	(67,293)
		5,273	10,918	10,506
		7,065	13,379	12,132

Going Concern	2
Commitments	13
Subsequent Events	18

Approved by the Audit Committee of the Board of Directors

“Peter Dasler”                                                                                                                                “Jean Luc Roy”
_________________________                                                                                                     _____________________
  Director                                                                                                                                                Director

The accompanying notes are an integral part of these consolidated financial statements.

CanAlaska Uranium Ltd. Consolidated Statements of Net Loss and Comprehensive Loss For the year ended April 30, 2012 and 2011 (Expressed in Canadian dollars except where indicated)

		2012	2011
	Notes	($000's)	($000's)
			(note 17)
EXPLORATION COSTS
Mineral property expenditures		4,825	8,026
Mineral property write-offs	8	451	-
Equipment rental income		(157)	(303)
Net option payment		-	(6)
		5,119	7,717
OTHER EXPENSES (INCOME)
Consulting, labour and professional fees		1,255	1,299
Depreciation and amortization	7	136	178
Gain on disposal of property and equipment		(7)	(11)
Foreign exchange (gain) loss		(4)	4
Insurance, licenses and filing fees		115	130
Interest income		(119)	(90)
Other corporate costs		164	159
Investor relations and presentations		132	163
Rent		134	118
Share-based payments	10	319	623
Travel and accommodation		68	94
Management fees		(363)	(560)
Impairment and loss (gain) on disposal of available-for-sale securities	6	122	(28)
Premium on flow-through shares	9	(202)	-
		1,750	2,079

Net loss for the year		(6,869)	(9,796)

Other comprehensive loss
Unrealized loss (gain) on available-for-sale securities	6	214	(257)
Total comprehensive loss for the year		(7,083)	(9,539)

Basic and diluted loss per share ($ per share)		(0.34)	(0.54)

Basic and diluted weighted average common shares outstanding (000's)		20,425	18,114

The accompanying notes are an integral part of these consolidated financial statements.

CanAlaska Uranium Ltd. Consolidated Statements of Changes in Equity For the year ended April 30, 2012 and 2011 (Expressed in Canadian dollars except where indicated)

		Common Shares
	Note	Shares 000’s	Amount $000’s	Equity Reserve $000’s	Investment Revaluation Reserve $000’s	Accumulated Deficit $000’s	Total Equity $000’s
Balance-May 1, 2010		17,187	67,655	10,134	10	(67,293)	10,506
Issued on private placement for cash		2,199	3,516	-	-	-	3,516
Warrants issued on private placement		-	(297)	297	-	-	-
Issued on exercise of stock options		419	419	-	-	-	419
Issued to acquire mineral property interest		25	24	-	-	-	24
Share issuance costs		-	(216)	-	-	-	(216)
Share-based payments		-	-	746	-	-	746
Transfer on exercise of stock options		-	1,007	(1,007)	-	-	-
Unrealized gain on available-for-sale securities		-	-	-	257	-	257
Contributions to the CKU Partnership	17	-	-	-	-	5,462	5,462
Net loss for the year		-	-	-	-	(9,796)	(9,796)
Balance-April 30, 2011		19,830	72,108	10,170	267	(71,627)	10,918
Issued on private placement for cash		2,223	1,168	-	-	-	1,168
Warrants issued on private placement		-	-	12	-	-	12
Issued to acquire mineral property interest		5	4	-	-	-	4
Share issuance costs		-	(70)	-	-	-	(70)
Share-based payments		-	-	324	-	-	324
Unrealized loss on available-for-sale securities		-	-	-	(214)	-	(214)
Net loss for the year		-	-	-	-	(6,869)	(6,869)
Balance-April 30, 2012		22,058	73,210	10,506	53	(78,496)	5,273

The accompanying notes are an integral part of these consolidated financial statements.

CanAlaska Uranium Ltd. Consolidated Statements of Cash Flows For the year ended April 30, 2012 and 2011 (Expressed in Canadian dollars except where indicated)

		2012	2011
	Notes	$000’s	$000’s
Cash flows from operating activities
Net loss for the year		(6,869)	(9,796)
Items not affecting cash
Impairment and loss (gain) on disposal of available-for-sale securities	6	122	(28)
Gain on disposal of property and equipment		(7)	(11)
Depreciation and amortization	7	136	178
Premium on flow-through shares	9	(202)	-
Mineral property write-offs		451	-
Other		10	41
Share-based payments	10	319	623
Interest income		(119)	(90)
		(6,159)	(9,083)
Interest received		118	77
Change in non-cash operating working capital
Decrease in trade and other receivables		181	748
(Decrease) increase in trade and other payables		(670)	835
		(6,530)	(7,423)
Cash flows from financing activities
Issuance of common shares (net of share issue costs)		1,311	3,300
Proceeds from exercise of stock options		-	419
Funding from partners	17	-	5,462
		1,311	9,181
Cash flows from investing activities
Additions to mineral property interests		(10)	(94)
Proceeds on disposal of available-for-sale securities		-	103
Acquisition of property and equipment		(43)	(57)
Option payments received		-	12
Proceeds from disposal of property and equipment		26	-
Reclamation bond		(2)	34
		(29)	(2)

(Decrease) increase in cash and cash equivalents		(5,248)	1,756

Cash and cash equivalents - beginning of year	5	9,642	7,886

Cash and cash equivalents - end of year	5	4,394	9,642

The accompanying notes are an integral part of these consolidated financial statements.

CanAlaska Uranium Ltd. Consolidated Statements of Cash Flows For the year ended April 30, 2012 and 2011 (Expressed in Canadian dollars except where indicated)

1           Nature of Operations

CanAlaska Uranium Ltd. (the “Company” or “CanAlaska”) and its subsidiaries for the past 7 years have been principally engaged in the exploration of uranium properties. The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties or sell the properties outright. The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage. From time to time, the Company evaluates new properties and directs exploration on these properties based on the Board of Director’s evaluation of financial and market considerations at the time. On June 21, 2011, the Company’s shares commenced trading on the Toronto Stock Exchange under the symbol “CVV” and ceased trading on the TSX Venture Exchange. The Company’s shares are also quoted on the Over-The-Counter Bulletin Board (“OTCBB”) in the United States under the symbol “CVVUF” and the Frankfurt Stock Exchange under the symbol “DH7N”. The Company’s registered office is located at 625 Howe Street, Suite 1020, Vancouver, British Columbia, V6C 2T6, Canada.

2          Going Concern

These consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. These consolidated financial statements do not include any adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classification that would be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development, and upon future profitable production or proceeds from disposition of the mineral properties. Due to increasingly difficult market conditions facing junior uranium exploration companies there is no assurance that the Company will be successful in raising additional financing. The amounts shown as mineral property costs represent net acquisition costs incurred to date and do not necessarily represent current or future values of the mineral properties.

At April 30, 2012, the Company had cash and cash equivalents of $4.4 million (April 30, 2011: $9.6 million) (note 5) and working capital of $3.1 million (April 30, 2011: $8.2 million). The Company has a deficit of $78.5 million at April 30, 2012 and incurred a net loss of $6.9 million during the year ended April 30, 2012. Management believes that the cash on hand at April 30, 2012 is sufficient to meet corporate, administrative and selected exploration activities for the coming twelve months. Should management be successful in its forthcoming exploration programs it may either need to dilute its ownership in its properties or secure additional financing to continue to advance the development of its exploration projects. The above factors cast substantial doubt regarding the Company’s ability to continue as a going concern.

CanAlaska Uranium Ltd. Notes to the Consolidated Financial Statements For the year ended April 30, 2012 and 2011 (Expressed in Canadian dollars except where indicated)

3	Summary of Significant Accounting Policies

a)                      Statement of Compliance

These consolidated financial statements have been prepared in accordance with and in full compliance with International Financial Reporting Standard (“IFRS”) as issued by the International Accounting Standards Boards (“IASB”). These IFRS consolidated financial statements are the Company’s first annual consolidated financial statements prepared in accordance with IFRS for the year ending April 30, 2012. Previously, the Company prepared its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Subject to certain transition elections disclosed below, the Company has consistently applied the same accounting policies in the opening IFRS statement of financial position as at May 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 17 discloses the impact of the transition to IFRS on the Company’s reported consolidated statements of financial position, statement of net loss and comprehensive loss and statement of cash flows, including the nature and effect of significant changes in accounting policies from those used in the financial statements for the year ended April 30, 2011.

The policies applied in these consolidated financial statements are presented in note 3 and are based on IFRS issued and effective at April 30, 2012. These financial statements were approved by the Board of Directors for issue on July 27, 2012.

b)                      Basis of preparation

These consolidated financial statements are presented in Canadian dollars.  The consolidated financial statements are prepared on the historical cost basis except for certain financial instruments that are measured on the fair value basis.

These consolidated financial statements include the accounts of CanAlaska and its wholly-owned subsidiaries including:

•  CanAlaska Resources Ltd. U.S.A., a Nevada company
•  CanAlaska West McArthur Uranium Ltd., a B.C. company
•  Golden Fern Resources Limited, a New Zealand company
•  Poplar Uranium Limited., a B.C. company

Subsidiaries are entities over which the Company has the power, directly or indirectly, to govern the financial and operating policies of the entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are presently exercisable or convertible, are taken into account in the assessment of whether control exists. Subsidiaries are fully consolidated from the date on which control is transferred to the Company.  They are deconsolidated from the date on which control ceases. All inter-company transactions, balances, income and expenses have been eliminated on consolidation.

These consolidated financial statements also include the proportionate share of each of the assets, liabilities, revenues and expenses of its interest in CanAlaska Korean Uranium Limited Partnership (“CKULP” or the “Partnership” or the “CKU Partnership”) and CanAlaska Korean Uranium Limited.

CanAlaska Uranium Ltd. Notes to the Consolidated Financial Statements For the year ended April 30, 2012 and 2011 (Expressed in Canadian dollars except where indicated)

3	Summary of Significant Accounting Policies	(continued)

c)                      Share-based payments

The Company operates an equity-settled, share-based compensation plan, under which the entity receives services from employees and non-employees as consideration for equity instruments (options) of the Company.  The total amount to be expensed is determined by reference to the fair value of the options granted.

The fair value of share-based compensation is determined using the Black-Scholes option-pricing model and management’s assumptions as disclosed in note 10. When a stock option is exercised, the Company recognizes an increase in its share capital equivalent to the consideration paid by the option holder and the amount previously recognized in equity reserve. The fair value of any stock options granted to directors, officers and employees of the Company is recorded as an expense over the vesting period of the options with a corresponding increase in equity reserve.

d)                      Income taxes

Income tax expense consists of current and deferred tax expense.  Income tax is recognized in the consolidated statement of net loss and comprehensive loss except to the extent it relates to items recognized directly in equity, in which case the related taxes are recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax assets and liabilities are recognized for deferred tax consequences attributable to unused tax loss carry forwards, unused tax credits and differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.  Deferred tax assets and liabilities are measured using the enacted or substantially enacted tax rates expected to apply when the asset is realized or the liability settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income or loss in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the asset can be utilized.  To the extent that the Company does not consider it probable that deferred tax asset will be recovered, the deferred tax asset is reduced.

The following temporary differences do not result in deferred tax assets or liabilities:
•  the initial recognition of assets or liabilities, not arising in a business combination, that does not affect accounting or taxable income;
•  initial recognition of goodwill;
•  investments in subsidiaries, associates and jointly controlled entities where the timing of reversal of the temporary differences can be controlled and reversal in the foreseeable future is not probable.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to the set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

CanAlaska Uranium Ltd. Notes to the Consolidated Financial Statements For the year ended April 30, 2012 and 2011 (Expressed in Canadian dollars except where indicated)

3	Summary of Significant Accounting Policies	(continued)

e)                      Flow-through shares

Under Canadian income tax legislation, a company is permitted to issue flow-through shares whereby the Company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company has adopted a policy to (i) allocate the proceeds between the offering of the shares and the sale of tax benefits when the shares are offered and (ii) recognize an income tax provision upon filing of appropriate renunciation forms with the Canadian taxation authorities for qualifying expenditures previously incurred.

The allocation of the proceeds is made based on the residual difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A liability is recognized for the premium paid by the investors. The liability is reduced and the reduction of premium liability is recorded in other income when the Company has the intention to renounce the expenditures with the Canadian taxation authorities for qualifying expenditures previously incurred.  The deferred tax impact, if any, is recorded at the same time.

f)                      Property and equipment

Property and equipment (“PPE”) are carried at cost, less accumulated depreciation and accumulated impairment losses, if any. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss. Where an item of property and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment. Expenditures incurred to replace a component of an item of property and equipment that is accounted for separately, including major inspection and overhaul expenditures are capitalized.

The Company provides for amortization of its property and equipment as follows:

Automotive	30% declining balance basis
Leasehold improvements	30% declining balance basis
Mining equipment	30% declining balance basis
Office equipment	20% declining balance basis

g)                      Exploration and evaluation expenditures

Exploration and evaluation expenditure include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Exploration and evaluation expenditures are expensed as incurred as mineral property expenditures. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in the statement of comprehensive loss.

Acquisition costs are capitalized to the extent that these costs can be related directly to the acquisition of a specific area of interest where it is considered likely to be recoverable by future exploitation or sale.

CanAlaska Uranium Ltd. Notes to the Consolidated Financial Statements For the year ended April 30, 2012 and 2011 (Expressed in Canadian dollars except where indicated)

3	Summary of Significant Accounting Policies	(continued)

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property and equipment.

Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

The Company is in the exploration stage with respect to its investment in mineral properties and accordingly follows the practice of expensing all costs relating to exploration for and development of mineral claims and crediting all proceeds received for option or farm-out arrangements or recovery of costs against the mineral expenditures.

h)                      Impairment of non-financial assets

At each reporting date, the carrying amounts of the Company’s non-financial assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s non-financial assets are impaired. External sources of information management considers include changes in market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its non-financial assets.  Internal sources of information management consider include the manner in which non-financial assets are being used or are expected to be used and indications of economic performance of the assets.

CanAlaska Uranium Ltd. Notes to the Consolidated Financial Statements For the year ended April 30, 2012 and 2011 (Expressed in Canadian dollars except where indicated)

3	Summary of Significant Accounting Policies	(continued)

i)                      Foreign currencies

The functional and presentation currency of the Company and its subsidiaries is the Canadian dollar. Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on dates of transactions. At each reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the spot rates prevailing at the date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated at the date of the transaction and not revalued every period.

j)                      Financial assets and liabilities

Financial assets held are cash and cash equivalents, trade and other receivables and available-for-sale securities. Financial liabilities are trade and other payables.

These are classified into the following specified categories: available-for-sale (“AFS”) financial assets, loans and receivables and other liabilities. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. Available-for-sale securities held by the Company that are traded in an active market are classified as being AFS and are stated at fair value. Gains and losses arising from changes in fair value are recognized directly in other comprehensive income in the investments revaluation reserve with the exception of significant or prolonged losses which are recognized in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in the investments revaluation reserve is included in the consolidated statement of net loss and comprehensive loss for the period.

The fair value of AFS monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the financial position reporting date. The change in fair value attributable to translation differences that result from a change in amortized cost of the asset is recognized in profit or loss. Trade and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial. Other financial liabilities are measured at amortized cost.

The Company has classified its financial instruments as follows:

Cash and cash equivalents	Loans and receivables
Available-for-sale securities	Available-for-sale
Trade and other receivables	Loans and receivables
Trade and other payables	Other financial liabilities

CanAlaska Uranium Ltd. Notes to the Consolidated Financial Statements For the year ended April 30, 2012 and 2011 (Expressed in Canadian dollars except where indicated)

3	Summary of Significant Accounting Policies	(continued)

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:
•	Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;
•
Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

•	Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s available for sale investments are classified as Level 1 financial instruments. There have been no transfers between fair value levels during the reporting period.

Impairment of financial assets

Financial assets are assessed for indicators of impairment at each financial position reporting date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted. For unlisted shares classified as AFS, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment. For all other financial assets objective evidence of impairment could include:
•	significant financial difficulty of the issuer or counterparty; or
•	default or delinquency in interest or principal payments; or
•	it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, such as trade and other receivables, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of accounts receivable, where the carrying amount is reduced through the use of an allowance account. When an accounts receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in the consolidated statement of net loss and comprehensive loss. With the exception of AFS equity instruments, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect of AFS equity securities, impairment losses previously recognized through profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized directly in equity.

k)                       Investment revaluation reserve

Investment revaluation reserve includes unrealized gains and losses on available-for-sale securities, none of which are included in the calculation of net earning or losses until realized or until there is a significant or prolonged decline in the investments value.

CanAlaska Uranium Ltd. Notes to the Consolidated Financial Statements For the year ended April 30, 2012 and 2011 (Expressed in Canadian dollars except where indicated)

3	Summary of Significant Accounting Policies (continued)

l)                      Cash and cash equivalents

Cash and cash equivalents consist of cash deposits in banks, bankers’ acceptances and certificates of deposits (note 5) and are readily convertible into a known amount of cash with maturity days of three months or less.

m)                    Decommissioning liabilities

Obligations associated with the decommissioning of tangible non-current assets are recorded as provisions when those obligations are incurred, with the amount of the liability initially measured at management’s best estimates. These obligations are capitalized in the accounts of the related non-current assets and are amortized over the useful lives of the related assets. It is possible that the Company's estimates of its ultimate decommissioning liabilities could change as a result of changes in regulations, the extent of environmental remediation required and the means of reclamation or costs estimates. Changes in estimates are accounted for prospectively from the period these estimates are revised. There are no decommissioning liabilities obligations as at April 30, 2012, April 30, 2011 and May 1, 2010.

n)                     Equity

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of issue costs.

o)                     Provisions

A provision is recognized in the statement of financial position when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and the amount can be reliably estimated. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

p)                     Interest income

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

q)                     Loss per share

Basic loss per common share is calculated by dividing the loss attributed to shareholders for the period by the weighted average number of common shares outstanding in the period. Diluted loss per common share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all dilutive potential common shares. Stock options, shares to be issued, and warrants outstanding are not included in the computation of diluted (loss) earnings per share if their inclusion would be anti-dilutive.

CanAlaska Uranium Ltd. Notes to the Consolidated Financial Statements For the year ended April 30, 2012 and 2011 (Expressed in Canadian dollars except where indicated)

3	Summary of Significant Accounting Policies (continued)

r)                      Segment reporting

A segment is a component of the Company that is distinguishable by economic activity (business segment), or by its geographical location (geographical segment), which is subject to risks and rewards that are different from those of other segments. The Company operates in one segment, the exploration of mineral property interests.

s)                      Accounting standards issued but not yet effective

•
IFRS 9, Financial Instruments: Classification and Measurement, issued in December 2009, effective for annual periods beginning on or after January 1, 2015, with early adoption permitted, introduces new requirements for the classification and measurement of financial instruments. Management anticipates that this standard will be adopted in the Company's consolidated financial statements for the period beginning January 1, 2015.

●
IFRS 7 Financial Instruments: Disclosures (Amendment), the amendment, effective for annual periods beginning on or after July 1, 2011, with early application permitted, requires additional quantitative and qualitative disclosures relating to transfers of financial assets, where: financial assets are derecognized in their entirety, but where the entity has a continuing involvement in them or; financial assets that are not derecognized in their entirety.

•
IAS 12 Income Taxes (Amendment), IAS 12 Income Taxes, amendments regarding Deferred Tax: Recovery of Underlying Assets introduces an exception to the existing principle for the measurement of deferred tax assets and liabilities arising on investment property measured at fair value, and the requirement that deferred tax on non-depreciable assets measured using the revaluation model in IAS 16 should always be measured on a sale basis.  The amendment is effective for annual periods beginning on or after January 1, 2012.

•
IAS 1 Presentation of Financial Statements (Amendment), the amendments to IAS 1 Presentation of Financial Statements require companies preparing financial statements in accordance with IFRS to group together items within other comprehensive income (“OCI”) that may be reclassified to the profit or loss section of the income statement. The amendments retain the 'one or two statement' approach at the option of the entity and only revise the way other comprehensive income is presented: requiring separate subtotals for those elements which may be 'recycled' (e.g. cash-flow hedging, foreign currency translation), and those elements that will not (e.g. fair value through OCI items under IFRS 9).  In addition, the tax associated with items presented before tax to be shown separately for each of the two groups of OCI items (without changing the option to present items of OCI either before tax or net of tax). The amendment is effective for annual periods beginning on or after July 1, 2012.

CanAlaska Uranium Ltd. Notes to the Consolidated Financial Statements For the year ended April 30, 2012 and 2011 (Expressed in Canadian dollars except where indicated)

3	Summary of Significant Accounting Policies (continued)

•
IFRS 10 Consolidated Financial Statements replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements, and SIC12 Consolidation - Special Purpose Entities.  IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more entities.  This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as a basis for consolidation; (iii) sets out how to apply the principle of control whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements.  IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.  IFRS 10 may be adopted to an earlier accounting period, but in doing so, an entity must disclose the fact that it has early adopted the standard and apply IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities, IAS 27 Separate Financial Statements (as amended in 2011), IAS 28 Investments in Associates and Joint Ventures)as amended in 2011).

•
IFRS 11 replaces IAS 31 Interest in Joint Ventures and SIC-13 Jointly-Controlled Entities – Non-Monetary Contributions by Venturers.  This standard establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement (joint operations or joint ventures).  This standard is effective for annual periods on or after January 1, 2013, with early adoption permitted.

•
IFRS 12 combines the disclosure requirements for an entity’s interest in subsidiaries, joint arrangements, associates and structured entities into one comprehensive disclosure standard.  This standard requires the disclosure of information that enable users of financial statements to evaluate the nature of, and risks associated with, its interest in other entities and the effects of those interests on its financial position, financial performance and cash flows.  This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, and entities are permitted to incorporate any of the new disclosures into their financial statements before that date.

•
IFRS 13 Fair Value Measurement provides guidance on how to measure fair value, but does not change when fair value is required or permitted under IFRS.  IFRS 13 defines fair value, sets out a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payments transactions within the scope of IFRS 2 Share-based Payments; leasing transactions with the scope of IAS 17 Leases; measurements that have some similarities to fair value that are not fair value, such as net realizable value in IAS 2 Inventories; or value in use IAS 36 Impairment of Assets.  This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

•
IAS 27 has the objective of setting standards to be applied in accounting for investments in subsidiaries, jointly controlled entities, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

CanAlaska Uranium Ltd. Notes to the Consolidated Financial Statements For the year ended April 30, 2012 and 2011 (Expressed in Canadian dollars except where indicated)

3	Summary of Significant Accounting Policies (continued)

•
IAS 28 prescribes the accounting for investments in associates and to set the requirements for the application of the equity method when accounting for investments in associates and joint ventures.  This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

•
IAS 19 Employee Benefits (“IAS 19”), in June 2011, the IASB issued amendments to IAS 19 that introduced significant changes to the accounting for defined benefit plans and other employee benefits.  The amendments include elimination of the options to defer or recognize in full in profit or loss actuarial gains and losses and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income.  The amended IAS 19 also requires calculation of net interest on the net defined benefit liability or asset using the discount rate used to measure the defined benefit obligation. In addition, other changes incorporated into the amended standard include changes made to the date of recognition of liabilities for termination benefits and changes to the definitions of short-term employee benefits and other long-term employee benefits which may impact on the classification of liabilities associated with those benefits. The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

•
IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”), in October 2011, the IASB issued IFRIC 20. IFRIC 20 clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted and includes guidance on transition fro pre-existing stripping assets.

The Company is assessing the application of the standards, amendments and interpretations described above and whether it has a material impact on the results and financial position of the Company.

4	Significant Accounting Judgments and Estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

CanAlaska Uranium Ltd. Notes to the Consolidated Financial Statements For the year ended April 30, 2012 and 2011 (Expressed in Canadian dollars except where indicated)

4	Significant Accounting Judgments and Estimates (continued)

a)	Critical judgments

The Company has determined that it will account for its investment in CKU Partnership using the proportionate consolidation method to reflect its joint control with the Korean Consortium. In assessing whether the Company has joint control the Company assessed whether all the parties, or a group of the parties, control the arrangement. This assessment necessarily involves judgment as to whether (i) the Consortium and the Company have equal rights and powers in governing the financial and operating policies of the Partnership or appointing and removing members of the Partnership’s Board of Directors and (ii) decision making is governed by the Partnership’s Board of Directors, with equal representation from the Consortium and the Company.

The Company decided not to recognize deferred tax assets consisting of Canadian exploration expenses, capital losses and unused tax losses as it considered it not to be probable that taxable income will be available in the near future to offset these deferred tax assets.

A variety of practices have historically been adopted in the accounting for exploration and evaluation expenditures. Some mining entities have capitalized all exploration and evaluation expenditures as a matter of policy, while others have written off the costs as incurred until a decision was made that commercial exploitation is probable, from which point the costs have been capitalized. The Company has elected to have a policy to expense all costs for exploration and evaluation expenditures.

The Company believes that the cash on hand at April 30, 2012 is sufficient to meet corporate, administrative and selected exploration activities for the coming twelve months.

b)	Estimates

•	the recoverability of trade and other receivables which are included in the consolidated statements of financial position;
•
the useful lives of property and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statement of comprehensive loss;

•
the fair value estimation of share-based awards included in the consolidated statements of financial position and the inputs used in accounting for share-based compensation expense in the consolidated statements of comprehensive loss;

•
the accounting and recognition of income taxes which is included in the consolidation statement of net loss and comprehensive loss and composition of deferred income tax asset and liabilities included in the consolidated statement of financial position;

•	the inputs used in determining the various commitments and contingencies accrued in the consolidated statements of financial position; and,
•	the assessment of indications of impairment of each mineral properties and related determination of the net realizable value and write-down of those properties where applicable.

CanAlaska Uranium Ltd. Notes to the Consolidated Financial Statements For the year ended April 30, 2012 and 2011 (Expressed in Canadian dollars except where indicated)

5	Cash and Cash Equivalents

	April 30, 2012 $000’s	April 30, 2011 $000’s	May 1, 2010 $000’s
CKULP funds	399	1,774	1,223
Option-in advances	329	911	276
Cash in bank and other short term deposits	3,666	6,957	6,387
Total	4,394	9,642	7,886

CKULP funds are held by the Company for expenditure on the properties held by the CKULP.

Option-in advances are advance cash fundings by joint venture partners on various exploration properties.

Cash and cash equivalents of the Company are comprised of bank balances and short-term investments, which are readily convertible to cash, with an original maturity of 90 days or less as follows:

	April 30, 2012 $000’s	April 30, 2011 $000’s	May 1, 2010 $000’s
Cash	1,544	292	3,269
Cash equivalents	2,850	9,350	4,617
Total	4,394	9,642	7,886

6	Available-for-Sale Securities

	April 30, 2012		April 30, 2011		May 1, 2010
	Cost $000’s	Fair Value $000’s	Cost $000’s	Fair Value $000’s	Cost $000’s	Fair Value $000’s
Pacific North West Capital Corp.	53	93	53	292	53	110
Westcan Uranium Corp.	33	33	116	83	15	5
Mega Uranium Ltd.	12	12	48	25	48	28
Other available-for-sale securities	71	85	75	159	135	118
Total	169	223	292	559	251	261

The Company reviewed the carrying values of its available-for-sale securities, and after considering where the decreases on fair value were significant or prolonged, the Company recognized an impairment on available-for-sale securities of $122,000. In 2011, the Company realized a gain on disposal of available-for-sale securities of $28,000.

CanAlaska Uranium Ltd. Notes to the Consolidated Financial Statements For the year ended April 30, 2012 and 2011 (Expressed in Canadian dollars except where indicated)

7	Property and Equipment

Property and equipment are comprised of the following:

	Automotive $000’s	Leasehold improvements $000’s	Mining equipment $000’s	Office equipment $000’s	Total $000’s
Cost
At May 1, 2010	111	270	987	476	1,844
Additions	-	-	39	18	57
Disposals	-	-	(19)	-	(19)
At April 30, 2011	111	270	1,007	494	1,882
Additions	-	-	36	7	43
Disposals	(29)	-	(19)	-	(48)
At April 30, 2012	82	270	1,024	501	1,877

Accumulated Depreciation and Amortization
At May 1, 2010	(72)	(62)	(661)	(306)	(1,101)
Depreciation and amortization	(12)	(22)	(102)	(42)	(178)
Disposals	-	-	13	-	13
At April 30, 2011	(84)	(84)	(750)	(348)	(1,266)
Depreciation and amortization	(4)	(21)	(79)	(32)	(136)
Disposals	21		8		29
At April 30, 2012	(67)	(105)	(821)	(380)	(1,373)

Carrying Value
At May 1, 2010	39	208	326	170	743
At April 30, 2011	27	186	257	146	616
At April 30, 2012	15	165	203	121	504

CanAlaska Uranium Ltd. Notes to the Consolidated Financial Statements For the year ended April 30, 2012 and 2011 (Expressed in Canadian dollars except where indicated)

8 Mineral Property Interests

The Company holds approximately 901,000 hectares of mining claims in the Athabasca region located across the provinces of Alberta, Saskatchewan, and Manitoba in Canada. The holdings are comprised of 19 projects which are in various stages of exploration and discovery.

The Company also holds mining claims in New Zealand, Alaska and British Columbia.

Details of acquisition costs and mineral property impairments for the years ended April 30, 2012 and 2011 respectively are as follows:

Project ($000’s)	May 1, 2010	Additions	April 31, 2011	Additions/ write-offs	April 30, 2012
Athabasca Basin
Cree East (a)	-	-	-	-	-
West McArthur (b)	65	-	65	-	65
Fond du Lac (c)	120	-	120	-	120
Grease River (d)	118	15	133	-	133
Cree West (e)	40	8	48	-	48
Key Lake (f)	24	-	24	-	24
NW Manitoba	16	-	16	-	16
Poplar	166	-	166	-	166
Black Lake (g)	147	-	147	(147)	-
Helmer	107	-	107	-	107
Lake Athabasca	112	6	118	-	118
Alberta	11	-	11	-	11
Hodgson	44	65	109	-	109
Arnold	35	-	35	-	35
Collins Bay	-	-	-	-	-
McTavish	74	-	74	-	74
Carswell	173	-	173	-	173
Other	53	-	53	-	53
New Zealand
Rise and Shine, NZ (h)	301	-	301	(301)	-
Reefton and Other NZ Projects	24	-	24	-	24
Other
Other Projects, Various (i)	73	-	73	7	80
Total	1,703	94	1,797	(441)	1,356

CanAlaska Uranium Ltd. Notes to the Consolidated Financial Statements For the year ended April 30, 2012 and 2011 (Expressed in Canadian dollars except where indicated)

8 Mineral Property Interests (continued)

	Total
Summary of option payments remaining due by CanAlaska in the years ending April 30	Cash $000’s	Spend1 $000’s	Shares
2013	-	1,200	-
2014	-	1,800	-
Thereafter	-	6,200	120,000

	Total
Summary of option payments receivable by CanAlaska in the years ending April 301	Cash $000’s	Spend1 $000’s	Shares
2013	-	150	-
2014	-	433	-
Thereafter	-	720	-

1 Represents cumulative spend required not the spend per fiscal year to maintain certain interests in the Company’s properties.

a)      Cree East, Saskatchewan – Korean Consortium

Cree East consists of approximately 56,000 hectares of mineral claims in the Athabasca. In December 2007, the Company formed the CKU Partnership with the Korean Consortium (“Consortium”) to develop Cree East. Under the terms of agreements, the Korean Consortium would invest $19.0 million towards the earn-in of a 50% ownership interest in the CKU Partnership over a four year period. As of April 30, 2012, the Korean Consortium had contributed $19.0 million (April 30, 2011: $19.0 million) and held a 50% interest (April 30, 2011: 50%) in the CKU Partnership. The total cash contribution for the year ended April 30, 2012 from the Korean Consortium was $nil (2011: $6.0 million). The Company acts as the operator for the exploration project and earns a management fee of 10% of the exploration expenditures incurred.  The total expenditures on the property for the year ended April 30, 2012 was $2,733,000 (2011: $4,581,000).

b)      West McArthur, Saskatchewan - Mitsubishi

West McArthur consists of approximately 36,000 hectares of mineral claims in the Athabasca. In April 2007, the Company optioned the claims to Mitsubishi Development Pty Ltd. (“Mitsubishi”) whereby Mitsubishi could exercise an option to earn a 50% interest in the property by funding expenditures of $10.0 million and by making a $1.0 million payment upon completion of the $10.0 million funding requirement. In February 2010, Mitsubishi exercised their option with a payment to the Company of $1.0 million and an unincorporated 50/50 joint venture was formed between the parties to pursue further exploration and development of the property. The total cash contribution for the year ended April 30, 2012 from Mitsubishi was $1.3 million (2011: $1.5 million). The Company acts as project operator and earns a fee (between 5% and 10%) based on the expenditures incurred.

CanAlaska Uranium Ltd. Notes to the Consolidated Financial Statements For the year ended April 30, 2012 and 2011 (Expressed in Canadian dollars except where indicated)

8 Mineral Property Interests (continued)

c)                      Fond Du Lac, Saskatchewan

In an agreement dated October 18, 2006 and subsequently amended November 7, 2008 and September 10, 2010, the Company acquired from the Fond Du Lac Denesuline First Nation an option to earn a 50% interest in the Fond Du Lac property (comprising approximately 17,000 hectares in the Athabasca) for total payments of $130,000 (paid), the issuance of 40,000 shares (issued) and work commitments of $2.0 million ($1.2 million by June 2011 and an additional $800,000 by June 2012). As of April 30, 2012, the Company had fully met the work commitment and had incurred $4.5 million in exploration expenditures on the property.

In September 2010, the Fond Du Lac option agreement was amended whereby the Company’s participating interest in the project was increased from 49% to 50%. In consideration for the amendment, the Company issued 10,000 common shares and accelerated its staged cash payments and share issuances due on June 30, 2011. As a result, in September 2010, the Company issued an aggregate of 20,000 common shares under the amended option agreement for the Fond Du Lac project (note 9(c)).

d)              Grease River, Saskatchewan

Grease River is comprised of approximately 38,000 hectares of mineral claims located in the Athabasca. In August 2010, the Company executed an option agreement with Westcan Uranium Corp. (“Westcan”) to commence exploration of the Grease River project. Under the terms of the option agreement, Westcan can earn a 50% interest in the property by issuing up to 5% of the issued and outstanding shares of Westcan (804,808 common shares received in November 2010) and making exploration expenditures of $4.5 million by December 2013. In August 2011, the option agreement with Westcan for the Grease River project was terminated.

e)              Cree West, Saskatchewan

Cree West is comprised of approximately 13,000 hectares of mineral claims located in the south-east of the Athabasca. In April 2006, the Company optioned the claims to Westcan. Westcan can earn a 50% interest in the property by making payments of $150,000 (received), issuing 600,000 shares (issued) and making exploration expenditures of $3.6 million before May 2009. In July 2010, the Company extended the option agreement for a period of one year beginning in August 2010 for consideration of 125,000 common shares of Westcan, which were received by the Company in November 2010. In August 2011, Westcan’s earn-in option for the Cree West project expired.

CanAlaska Uranium Ltd. Notes to the Consolidated Financial Statements For the year ended April 30, 2012 and 2011 (Expressed in Canadian dollars except where indicated)

8	Mineral Property Interests (continued)

f)        Key Lake, Saskatchewan

Key Lake is comprised of approximately 3,000 hectares of mineral claims located in the south-east of the Athabasca. In March 2006, the Company optioned the claims to Westcan. Westcan can earn a 50% interest by making payments of $150,000 (received), issuing 300,000 shares (received) and completing work commitments of $2 million by May 2009. In July 2010, the Company extended the option agreement for a period of one year beginning in August 2010 for consideration of 125,000 common shares of Westcan, which were received in November 2010. In August 2011, Westcan’s earn-in option for the Key Lake project expired.

g)       Black Lake, Saskatchewan

In the year ended April 30, 2012, the Company recognized an impairment on its Black Lake claim for ($147,000) as it did not renew its permits on this property after the expiration in February 2012.

h)       Rise and Shine, New Zealand

In the year ended April 30, 2012, the Company recognized an impairment on its Rise and Shine claim of ($301,000) as the lease expired and the ground was forfeited.

i)       Other Projects – BC Copper, British Columbia

•
BC Copper is comprised of approximately 25,000 hectares located in south central British Columbia. In November 2011, the Company optioned the claims to Tyrone Docherty and subsequently amended the agreement in February 2012 whereby certain acquired claims were included and excluded in the option as well as a reduction in the required exploration expenditure. Tyrone Docherty may earn a 50% interest in the property by making payments of $30,000 (received) and making exploration expenditures of $250,000 before July 2014.

•
In March 2012, the Company optioned additional claims comprising approximately 8,899 hectares in south central British Columbia to Tyrone Docherty.  Tyrone Docherty may earn a 50% interest in the property by making exploration expenditures of $470,000 by July 2014. In May 2012 the company amended the agreement and reduced the property holdings to the Big Creek property, where a third party, Discovery Ventures Ltd and Docherty will earn 50% interest for the expenditure of $75,000 in summer 2012, a further $87,500 of exploration expenditure by July 1 2013, and a further $87,500 of exploration expenditure by July 1 2014.

•	In fiscal 2012, the Company wrote down its Voisey’s Bay claim ($3,000) as it did not intend to renew its permits on this property.

CanAlaska Uranium Ltd. Notes to the Consolidated Financial Statements For the year ended April 30, 2012 and 2011 (Expressed in Canadian dollars except where indicated)

9 Share Capital

The Company has authorized capital consisting of an unlimited amount of common shares without par value.

Share Issuances

a)
On September 23, 2010, shareholders approved a share consolidation of ten to one.  The shares of the Company began trading on a consolidated basis on November 8, 2010. All references to common shares, stock options, warrants and per share amounts for all periods have been adjusted on a retrospective basis to reflect the common share consolidation.

b)
In March 2012, the Company issued 283,000 common shares for gross proceeds of $121,690. A finder’s fee of $4,867 in cash and 11,320 warrants were issued in connection with the financing. Each finder’s warrant entitles the holder to purchase on additional common share for a period of eighteen months from the closing date, at a price of $0.55 per warrant share.  The share purchase warrants issued as part of this placement have been recorded at a fair value of $1,825 which was determined using the Black Scholes model.

In March 2012, the Company issued 1,522,000 flow-through common shares for gross proceeds of $776,220.  A finder’s fee of $31,049 in cash and 60,880 warrants were issued in connection with the financing. $68,490 was allocated to the flow-through share premium as the market value on the date of close was less than the offering price associated with this offering. Each finder’s warrant entitles the holder to purchase one additional common share for a period of eighteen months from the closing date at a price of $0.55 per warrant share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $9,816 using the Black Scholes model.

In May 2011, the Company issued 418,141 flow-through common shares for gross proceeds of $472,500. $133,805 was allocated to the flow-through share premium as the market value on the date of close was less than the offering price associated with this offering.

In December 2010, the Company issued 1,721,708 units for gross proceeds of $2,754,733. Each unit consists of one common share and one-half of a share purchase warrant. Each warrant entitles the holder to purchase on additional common share for a period of twenty four months from the closing date, at a price of $1.90 per warrant share.  The share purchase warrants issued as part of this placement have been recorded at a fair value of $205,499 using the Black Scholes model. A finder’s fee of $119,055 in cash and 31,250 common shares and 136,192 warrants were issued in connection with the financing.

In December 2010, the Company issued 446,167 flow-through units for gross proceeds of $713,867. Each unit consists of one flow-through common share and one-half of one share purchase warrant. There was no premium associated with this offering. Each whole warrant entitles the holder to purchase one additional common share for a period of twenty four months from the closing date at a price of $1.90 per warrant share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $53,254 using the Black Scholes model. A finder’s fee of $29,280 in cash and 18,300 warrants were issued in connection with the financing.

CanAlaska Uranium Ltd. Notes to the Consolidated Financial Statements For the year ended April 30, 2012 and 2011 (Expressed in Canadian dollars except where indicated)

9 Share Capital (continued)

c)	In July 2011, the Company issued 5,000 common shares under the option agreement for the Black Lake project.

In September 2010, the Company issued 20,000 common shares under the amended option agreement for the Fond Du Lac project (note 8(c)). In July 2010, the Company issued 5,000 common shares under the option agreement for the Black Lake project.

10	Share Stock Options and Warrants

The Company has a stock option plan that permits the granting of stock options to directors, officers, key employees and consultants. Terms and pricing of options are determined by management at the date of grant. A total of 3,400,000 common shares of the Company may be allotted and reserved for issuance under the stock option plan.

	Number of options 000’s	Weighted average exercise price $
Outstanding - May 1, 2010	2,094	3.20
Granted	406	1.05
Exercised	(419)	1.00
Expired	(172)	4.46
Forfeited	(119)	2.02
Outstanding – April 30, 2011	1,790	1.03
Granted	1,340	0.54
Expired	(191)	1.00
Forfeited	(33)	1.22
Outstanding – April 30, 2012	2,906	0.81

CanAlaska Uranium Ltd. Notes to the Consolidated Financial Statements For the year ended April 30, 2012 and 2011 (Expressed in Canadian dollars except where indicated)

10	Share Stock Options and Warrants (continued)

As at April 30, 2012, the following stock options were outstanding:

Number of options outstanding 000’s		Number of options exercisable 000’s	Exercise price	Expiry date (Fiscal Year)
	661	661	$1.00 - $1.50	2013
	829	785	$0.54 - $1.00	2014
	1,416	1,416	$0.50 - $1.00	2015
Total	2,906	2,862

For the year ended April 30, 2012, total share-based compensation expense was $324,295 (2011: $746,293) of which $5,753 was allocated to specific projects and expensed to mineral property expenditures on the statement of net loss and comprehensive loss (2011: $123,255). The remainder was recognized as share-based payments expense in the year.

Warrants

	Number of warrants 000’s	Weighted average exercise price $
Outstanding - May 1, 2010	2,847	3.20
Granted	1,238	1.90
Expired	(646)	4.78
Outstanding – April 30, 2011	3,439	2.44
Granted	72	0.55
Expired	(2,200)	2.74
Outstanding – April 30, 2012	1,311	1.83

At April 30, 2012, the following warrants were outstanding:

Number of warrants outstanding 000’s		Exercise price $	Expiry date
	1,239	$1.90	December 22, 2012
	72	$0.55	September 21, 2013
Total	1,311

Option and warrant pricing models require the input of highly subjective assumptions including the expected volatility. Changes in the assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options and warrants. The Company’s expected volatility is based on the historical volatility of the Company’s share price on the Toronto Stock Exchange. The following assumptions were used in the Black-Scholes option pricing model to calculate the compensation expense for the period ended April 30, 2012:

CanAlaska Uranium Ltd. Notes to the Consolidated Financial Statements For the year ended April 30, 2012 and 2011 (Expressed in Canadian dollars except where indicated)

10	Share Stock Options and Warrants (continued)

	Warrants	Options
Weighted average fair value	$0.16	$0.24
Forfeiture rate	0%	15.40% - 15.42%
Risk-free interest rate	1.28%	1.08% - 1.74%
Expected life	1.5 years	1.48 – 2.79 years
Expected volatility	84%	82% - 94%
Expected dividend	0%	0%

The following assumptions were used in the Black-Scholes option pricing model to calculate the compensation expense for the period ended April 30, 2011:

	Warrants	Options
Weighted average fair value	$0.25	$0.63
Forfeiture rate	0%	15.04% - 15.17%
Risk-free interest rate	1.68%	1.26% - 1.82%
Expected life	2.0 years	2.0 – 2.53 years
Expected volatility	40%	106% - 112%
Expected dividend	0%	0%

11	Related Party Transactions

Related parties include the Board of Directors and Officers of the Company and enterprises which are controlled by these individuals.

The remuneration of key management of the Company for the year ended April 30, 2012 and 2011 were as follows.

($000’s)	2012 $	2011 $
Employment benefits and directors fees	705	744
Share-based compensation	242	471

The directors and key management were awarded the following share options under the employee share option plan during the year ended April 30, 2012:

Date of grant	Number of options	Exercise price	Expiry
July 25, 2011	100,000	$1.00	July 24, 2014
November 8, 2011	888,750	$0.50	November 7, 2014

CanAlaska Uranium Ltd. Notes to the Consolidated Financial Statements For the year ended April 30, 2012 and 2011 (Expressed in Canadian dollars except where indicated)

12	Income Tax

Income tax expense differs from the amount computed by applying the combined Canadian federal and provincial income tax rates, applicable to CanAlaska Uranium Ltd., to the loss before tax provision due to the following:

	2012 $000’s	2011 $000’s
Loss before income taxes	(6,869)	(9,796)
Canadian federal and provincial income tax rates	26.39%	28.15%
Income tax expense based on Canadian federal and provincial income tax rates	(1,813)	(2,758)
Increase (decrease) attributable to:
Non-deductible expenditures	465	209
Adjustment for prior periods	117	(1,614)
Flow-through shares renounced	329	408
Changes in unrecognized deferred tax assets	861	3,537
Other	41	218
Income tax expense (recovery)	-	-

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	2012 $000’s	2011 $000’s
Deferred tax assets:
Capital losses	6	34
	6	34
Deferred tax liabilities:
Available for sale investments	6	34
	6	34

CanAlaska Uranium Ltd. Notes to the Consolidated Financial Statements For the year ended April 30, 2012 and 2011 (Expressed in Canadian dollars except where indicated)

12	Income Tax (continued)

Unrecognized deductible temporary differences, unused tax losses, and unused tax credits are attributable to the following:

	2012 $000’s	2011 $000’s
Non-capital loss carry forwards	10,823	8,513
Capital loss carry forwards	254	192
Excess tax value of property and equipment over book value	1,327	1,198
Mineral property interests	21,134	19,410
Share issuance costs	364	560
Investment tax credit	842	564
	34,744	30,437

The Company has income tax loss carry-forwards of approximately $9,075,000 (April 30, 2011 - $7,043,000) for Canadian tax purposes. These tax losses will expire between 2014 to 2032.

The Company has net capital loss carry-forwards of approximately $254,000 (April 30, 2011 - $192,000) for Canadian tax purposes. These tax losses are carried forward indefinitely.

The Company has income tax loss carry-forwards of approximately $89,000 (April 30, 2011 - $80,000) for the United States tax purposes. These tax losses are carried forward indefinitely.

The Company has income tax loss carry-forwards of approximately $1,659,000 (April 30, 2011 - $1,389,000) for New Zealand tax purposes. These tax losses are carried forward indefinitely.

CanAlaska Uranium Ltd. Notes to the Consolidated Financial Statements For the year ended April 30, 2012 and 2011 (Expressed in Canadian dollars except where indicated)

13	Commitments

The Company has the following commitments in respect of operating leases for office space, land, or computer equipment:

Fiscal Year Ending	Total $000’s
2013	198
2014	150
2015	150
2016	133
Thereafter	7
Total	638

The Company has outstanding and future commitments under mineral properties option agreements to pay cash and/or issue common shares of the Company (note 8).

14	Financial Instruments

The fair value of the Company’s cash and cash equivalent, trade and other receivables and trade and other payables approximate their carrying values due to the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and commodity price risk.

a)	Currency Risk

The Company’s presentation and functional currency is the Canadian dollar, while the functional currency of its New Zealand subsidiary is the New Zealand dollar and its United States subsidiary is the US$. The Company is therefore exposed to the financial risk related to the fluctuation of foreign exchange rates, both in the New Zealand dollar relative to the Canadian dollar , and in the US$ relative to the Canadian dollar.

The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.

A 10% change in the New Zealand dollar exchange rate relative to the Canadian dollar would change the Company’s comprehensive loss by 22,000.

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s comprehensive loss by $1,000.

CanAlaska Uranium Ltd. Notes to the Consolidated Financial Statements For the year ended April 30, 2012 and 2011 (Expressed in Canadian dollars except where indicated)

14	Financial Instruments (continued)

b)	Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and trade and other receivables. To mitigate exposure to credit risk, the Company deposits cash and cash equivalents with high quality large Canadian financial institutions as determined by rating agencies.

As at April 30, 2012, the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents and trade and other receivables.

c)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company is reliant upon equity issuances as it source of cash. The Company manages liquidity risk by maintaining an adequate level of cash and cash equivalents to meet its ongoing obligations. The Company continuously reviews its actual expenditures and forecast cash flows and matches the maturity dates of its cash and cash equivalents to capital and operating needs.

d)	Interest Rate Risk

The Company’s interest income earned on cash and cash equivalents is exposed to interest rate risk. A decrease in interest rates would result in lower relative interest income and an increase in interest rates would result in higher relative interest income.

15	Management of Capital

The Company considers its capital to consist of common shares, stock options and warrants. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

CanAlaska Uranium Ltd. Notes to the Consolidated Financial Statements For the year ended April 30, 2012 and 2011 (Expressed in Canadian dollars except where indicated)

16	Geographic Segmented Information

The Company operates in one segment, the exploration of mineral property interest.

April 30, 2012 ($000’s)	Canada	U.S.A.	New Zealand	Total
Non-current Assets	2,174	6	24	2,205
Assets	7,009	6	50	7,065
Loss for the Year	6,454	10	405	6,869

April 30, 2011 ($000’s)	Canada	U.S.A.	New Zealand	Total
Non-current Assets	2,425	6	325	2,756
Assets	13,031	6	342	13,379
Loss for the Year	9,713	18	65	9,796

17	Transition to IFRS

The Company has adopted IFRS effective May 1, 2010 (“Transition Date”) in accordance with IFRS 1 “First Time Adoption of Financial Reporting Standards”, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS as effective at the end of its first annual IFRS reporting period. However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment.

The accounting policies set out in Note 3 have been applied in the preparation of its opening IFRS statement of position at the date of transition, and in preparing the consolidated financial statements for the year ended April 30, 2012 and 2011.

IFRS Exemptions and Choices

The Company has elected to apply the following optional exemptions in its preparation of an opening IFRS statement of financial position as at May 1, 2010, the Company’s Transition Date:

a)             Share-based payments

The Company has applied IFRS 2 “Share based Payments” only to equity instruments that were issued after November 7, 2002 and had not vested by the Transition Date.

b)            Business combinations

The Company has applied the business combination exemption in IFRS 1 to not apply IFRS 3 “Business Combinations” retrospectively to past business combinations. Accordingly, the Company has not restated any business combinations that took place prior to the Transition Date.

CanAlaska Uranium Ltd. Notes to the Consolidated Financial Statements For the year ended April 30, 2012 and 2011 (Expressed in Canadian dollars except where indicated)

17	Transition to IFRS (continued)

c)          Leases

The Company has elected under IFRS 1 not to reassess whether an arrangement contains a lease under IFRIC 4 for contracts that were assessed under previous Canadian GAAP. Arrangements entered into before the effective date of EIC 150 that have not subsequently been assessed under EIC 150, were assessed under IFRIC 4, and no additional leases were identified.

Mandatory exceptions to retrospective application

In preparing these consolidated financial statements in accordance with IFRS 1 the Company has applied certain mandatory exceptions from full retrospective application of IFRS. The mandatory exceptions applied from full retrospective application of IFRS are described below.

Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of May 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

Other IFRS-1 exemptions and mandatory exceptions have not been discussed above as they are not applicable to the Company.

In preparing its opening IFRS statement of financial position, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and the additional notes that accompany the tables.

CanAlaska Uranium Ltd. Notes to the Consolidated Financial Statements For the year ended April 30, 2012 and 2011 (Expressed in Canadian dollars except where indicated)

17	Transition to IFRS (continued)

The Canadian GAAP consolidated statement of financial position has been reconciled to IFRS as follows:

		Canadian GAAP	Effect of transition to IFRS	IFRS	Canadian GAAP	Effect of transition to IFRS	IFRS
	Notes
		April 30, 2011			May 1, 2010
Assets
Current assets
Cash and cash equivalents	b	11,416	(1,774)	9,642	8,722	(836)	7,886
Trade and other receivables		422	-	422	1,148	-	1,148
Available-for-sale securities		559	-	559	261	-	261
Total current assets		12,397	(1,774)	10,623	10,131	(836)	9,295
Non-current assets
Reclamation bonds		343	-	343	391	-	391
Property and equipment		616	-	616	743	-	743
Mineral property interests	b,d	54,142	(52,345)	1,797	46,245	(44,542)	1,703
Total assets		67,498	(54,119)	13,379	57,510	(45,378)	12,132
Liabilities
Current liabilities
Trade and other payables		2,461	-	2,461	1,626	-	1,626

Non- current liabilities
Deferred income tax liability	d	3,596	(3,596)	-	3,399	(3,399)	-
		6,057	(3,596)	2,461	5,025	(3,399)	1,626

Equity
Common shares	a	65,182	6,926	72,108	60,878	6,777	67,655
Equity reserve	c	9,798	372	10,170	9,665	469	10,134
Investment revaluation reserve		267	-	267	10	-	10
Deficit	a, b, c	(32,806)	(38,821)	(71,627)	(30,668)	(36,625)	(67,293)
		42,441	(31,523)	10,918	39,885	(29,379)	10,506
Non-controlling interest	b	19,000	(19,000)	-	12,600	(12,600)	-
		61,441	(50,523)	10,918	52,485	(41,979)	10,506
		67,498	(54,119)	13,379	57,510	(45,378)	12,132

CanAlaska Uranium Ltd. Notes to the Consolidated Financial Statements For the year ended April 30, 2012 and 2011 (Expressed in Canadian dollars except where indicated)

17	Transition to IFRS (continued)

Reconciliation of consolidated statement of comprehensive loss.

		Canadian GAAP	Effect of transition to IFRS	IFRS
	Notes	($000's)	($000's)	($000's)
		For the year ended
		April 30, 2011
EXPLORATION COSTS
Mineral property expenditures	d	223	7,803	8,026
Equipment rental income		(303)	-	(303)
Net option payments		(6)	-	(6)
		(86)	7,803	7,717
OTHER EXPENSES (INCOME)
Consulting, labour and professional fees		1,299	-	1,299
Depreciation and amortization		178	-	178
Gain on disposal of properties and equipment		(11)	-	(11)
Foreign exchange (gain) loss		4	-	4
Insurance, licenses and filing fees		130	-	130
Interest income		(90)	-	(90)
Other corporate costs		159	-	159
Investor relations and presentations		163	-	163
Rent		118	-	118
Share-based payments	c	719	(96)	623
Travel and accommodation		94	-	94
Impairment loss on disposal of Available-for-sale securities		(28)	-	(28)
Management fees		(560)	-	(560)
		2,175	(96)	2,079

Loss before income taxes		(2,089)	(7,707)	(9,796)
Deferred income tax recovery (expense)		(49)	49	-
Loss for the year		(2,138)	(7,658)	(9,796)

Other comprehensive loss
Unrealized loss (gain) on available-for-sale securities		(257)	-	(257)
Total comprehensive Loss for the year		(1,881)	(7,658)	(9,539)

CanAlaska Uranium Ltd. Notes to the Consolidated Financial Statements For the year ended April 30, 2012 and 2011 (Expressed in Canadian dollars except where indicated)

17	Transition to IFRS (continued)

Notes to the reconciliation of equity and net income (loss) and comprehensive income (loss):

a)                Flow through shares and deferred taxes

Under Canadian GAAP, the Company followed the recommendations of the Emerging Issues Committee (“EIC”) of the Canadian Institute of Chartered Accountants (“CICA”) with respect to flow-through shares, as outlined in EIC-146. The application of EIC-146 requires the recognition of the foregone tax benefit on the date the Company renounces the tax credits associated with the exploration expenditures, provided there is reasonable assurance that the expenditures will be made. To recognize the foregone tax benefits to the Company, the carrying value of the shares issued is reduced by the tax effect of the tax benefits renounced to subscribers.

As part of the transition to IFRS, the Company has adopted a policy to (i) allocate the proceeds between the offering of the shares and the sale of tax benefits when the shares are offered and (ii) recognize an income tax provision upon filing of appropriate renunciation forms with the Canadian taxation authorities for qualifying expenditures previously incurred. In particular, the corresponding reduction of share capital in respect of flow-through share financing as a result of the allocation of the proceeds as previously recorded under Canadian GAAP is now recorded as other income in the statements of loss and comprehensive loss.

Pursuant to the above policy the allocation of the proceeds from flow through share issuance is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A liability is recognized for the premium paid by the investors. The liability is reduced and the reduction of premium liability is recorded in other income when the Company has the intention to renounce the expenditures with the Canadian taxation authorities for qualifying expenditures previously incurred. The deferred tax impact, if any, is recognized at the same time.

The effects of this transitional change are as follows:

(i)	Premium on flow-through shares:
	a)	decreased share capital and deficit at May 1, 2010 by $792,000, to recognize the premium paid for flow-through shares in excess of the market value of the shares without the flow-through features.

(ii)	Renouncement of flow-through tax credits:
	a)	increased share capital and deficit by $7,569,000 at May 1, 2010;
	b)	decreased share capital and deferred tax provision expense by $149,000 for the year ended April 30, 2011 to recognize an income tax provision upon filing of appropriate renunciation forms with the Canadian taxation authorities for qualifying expenditures previously incurred.

CanAlaska Uranium Ltd. Notes to the Consolidated Financial Statements For the year ended April 30, 2012 and 2011 (Expressed in Canadian dollars except where indicated)

17	Transition to IFRS (continued)

b)                      Variable interest entity

Under Canadian GAAP, the Company accounted for its interest in CKULP (“Partnership”) as a variable interest entity (“VIE”) with the Company as the primary beneficiary. The Partnership was determined to be a VIE because the total equity investment at risk is not sufficient to permit the Partnership to finance its mine exploration and development activities without additional financial support from its partners. Consequently, the Company concluded that the entity was a VIE and identified the primary beneficiary of the Partnership as the Company. Accordingly, the Company consolidated 100% of the Partnership, and previously reported a non‐controlling interest. IFRS does not include the concept of a variable interest entity.

IFRS requires the Company to consolidate entities including Special Purpose Entities only where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. On application of IFRS, the Company determined that it has joint control of the Partnership under the contractual provisions of the joint venture agreement (the “JV Agreement”).  The Company does not control the Partnership based on voting interest and does not own more than half of the voting power. Furthermore, both the Consortium and the Company have equal rights and powers in governing the financial and operating policies of the Partnership or appointing and removing members of the Partnership’s Board of Directors. Decision making is governed by the Partnership’s Board of Directors, with equal representation from the Consortium and the Company. Under IFRS, the Company has applied the proportionate consolidation method to account for its interest in the Partnership.

Under the JV Agreement, the contributions by the Consortium to obtain its 50% ownership have occurred over time commencing with the formation of the Partnership in 2007. Upon changing from full consolidation to proportionate consolidation under IFRS, the cash contributions by the Consortium are reflected in equity during the year ended April 30, 2011 as they result from transactions at the shareholder level and do not result in a change of joint control. The effects of the deconsolidation are as follows:

(i)                        At May 1, 2010:
a)     cash decreased by $836,000
b)     non-controlling interest decreased by $12,600,000
c)     credit resulting from above credited to deficit in the amount of $11,764,000

(ii)                        At April 30, 2011:
a)     cash decreased by $1,774,000
b)     non-controlling interest decreased by $19,000,000
c)     credit resulting from above credited to deficit in the amount of $5,462,000

CanAlaska Uranium Ltd. Notes to the Consolidated Financial Statements For the year ended April 30, 2012 and 2011 (Expressed in Canadian dollars except where indicated)

17	Transition to IFRS (continued)

c)                      Share based payments

Under IFRS graded vesting awards are accounted for as though each instalment is a separate award. IFRS does not provide for an election to treat the instruments as a pool and recognize expense on a straight line basis. Straight line basis is permissible under Canadian GAAP. Under IFRS, the estimates of the number of equity-settled awards that vest are adjusted to the actual number that vests, unless forfeitures are due to market-based conditions. There is no choice to accrue compensation cost as if all instruments granted were expected to vest and recognize the effect of the forfeitures as they occur as elected by the Company under Canadian GAAP. The impact of transition to IFRS with respect to options granted after November 7, 2002 that vest after the date of transition is as follows: (i) increased deficit and equity reserve by $469,000 at May 1, 2010, (ii) decreased share-based payments expense and equity reserve by $96,000 for the year ended April 30, 2011.

d)                      Deferred mineral exploration costs

Under Canadian GAAP, the Company records it interests in mineral exploration properties at cost. Exploration expenditures, other than those of a general nature, relating to mineral properties in which an interest is retained were deferred and carried as an asset until the results of the projects are known. If a project is unsuccessful or if exploration has ceased because continuation is not economically feasible, the cost of the property and the related exploration expenditures were written off.

Under IFRS, the Company has adopted an accounting policy to retrospectively expense all pre-feasibility exploration and evaluation costs.

The effects of this transitional change are as follows:

(i)             At May 1, 2010:
     a)     decrease deferred exploration assets of $44,542,000
     b)     increase deficit of $44,542,000

(ii)            At April 30, 2011:
     a)     decrease deferred exploration assets of $52,345,000
     b)     increase opening deficit by $44,542,000
     c)     increase net loss by $7,803,000

CanAlaska Uranium Ltd. Notes to the Consolidated Financial Statements For the year ended April 30, 2012 and 2011 (Expressed in Canadian dollars except where indicated)

17	Transition to IFRS (continued)

Impact of above on deferred taxes

The Company has reversed deferred income tax liability with respect to the taxable temporary differences between the carrying value of the mineral property interests as follows:

(i)                  At May 1, 2010:
      a)     decrease liability and deficit by $3,399,000

(ii)                 At April 30, 2011:
      a)     decrease liability by $3,596,000
      b)     decrease opening deficit by $3,399,000
      c)     decrease net loss by $197,000

e)             Impact on deficit

The effect of the above adjustments on deficit is as follows:

	Notes	May 1, 2010 $000’s	April 30, 2011 $000’s

Canadian GAAP:		(30,668)	(32,806)
Share-based payments	c)	(469)	(372)
Cumulative premium on flow-through shares	a)(i)a)	792	792
Deferred income tax – flow-through shares	a)(ii)	(7,569)	(7,718)
Mineral property written off to expense	d)	(44,542)	(52,345)
Deferred income tax – mineral assets	d)	3,399	3,596
CKU Partnership contribution	b)	11,764	17,226
IFRS:		(67,293)	(71,627)

f)              Impact on cash flow

As described in note 17(b) the deconsolidation of CKULP resulted in a decrease in cash and cash equivalents as follows:

(i)                        At May 1, 2010:                                     cash decreased by $836,000
(ii)                       At April 30, 2011:                                  cash decreased by $1,774,000

A separate reconciliation has not been presented as the impact is limited to the above and there are no other impacts on net cash flows.

CanAlaska Uranium Ltd. Notes to the Consolidated Financial Statements For the year ended April 30, 2012 and 2011 (Expressed in Canadian dollars except where indicated)

18	Subsequent event

•
In May 2012, the option agreements with Tyrone Docherty for the BC Copper project were amended, whereby certain acquired claims were excluded in the option agreements and a third party, Discovery Ventures Ltd. was added as a partner to the agreement. In addition, the option agreement dated March 2012 was terminated.